 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Stonecipher, Harry C. (Last) (First) (Middle) 100 N. Riverside Plaza M/C 5003-1001 (Street) Chicago, IL 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 2, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	06/28/2002	G | V	12,611.0000 | D |	0.0000	D
Common	06/03/2002	F | V	4,947.9000 | D |	0.0000	I	Career Shares
Common	06/28/2002	G | V	12,611.0000 | A |	179,220.0000	I	H & J Stonecipher Revocable Trust
Common				3,752.8275	I	Boeing 401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Stonecipher, Harry C. - October 2, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Compensation Units	$0.0000	05/09/2002	A | V	(A) 117.8600 (1)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/09/2002	A | V	(A) 471.4500 (2)		Common - 0.0000	$44.8700		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/23/2002	A | V	(A) 120.3400 (1)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	05/23/2002	A | V	(A) 481.3700 (2)		Common - 0.0000	$43.9450		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/06/2002	A | V	(A) 499.5600 (2)		Common - 0.0000	$42.3450		I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/06/2002	A | V	(A) 124.8900 (1)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/20/2002	A | V	(A) 12.0900 (1)		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.0000	06/20/2002	A | V	(A) 48.3500 (2)		Common - 0.0000	$43.7550	424,711.4100	I	Deferred Compensation Stock Program
Phantom Stock Units	1 for 1	07/01/2002	A | V	(A) 495.3200 (3)		Common - 495.3200	$44.9200		D
Phantom Stock Units	1 for 1	07/01/2002	A | V	(A) 123.8400 (4)		Common - 123.8400			D
Phantom Stock Units	1 for 1	10/01/2002	A | V	(A) 604.8100 (3)		Common - 604.8100	$35.1350		D
Phantom Stock Units	1 for 1	10/01/2002	A | V	(A) 151.2025 (4)		Common - 151.2025		1,377.9825	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James C. Johnson by POA ________________________________ 10-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Stonecipher, Harry C. - October 2, 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 4 - October 2, 2002

Harry C. Stonecipher
100 N. Riverside Plaza
M/C 5003-1001
Chicago, IL 60606
Explanation of responses:

(1)   Salary match shares of phantom stock allocated to the reporting person's account under the Company's Deferred Compensation Plan.
(2)   Phantom stock units acquired under the company's Deferred Compensation Plan through salary deferral.
(3)   Phantom stock purchased by reporting person pursuant to salary deferal under the Company's Deferred Compensation Plan.
(4)   Shares allocated to reporting person's Phantom Stock Unit account based on 25% match by employer to the number of stock units deferred by the reporting person.

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